UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D-A/6

Under the Securities Exchange Act of 1934

EN2GO INTERNATIONAL INC.
(Name of Issuer)

common stock
(Title of Class of Securities)

293866 208
(CUSIP Number)

Richard Genovese

6249 McCleery Street
Vancouver, British Columbia
CANADA V6N 1G3
(604) 765-0661
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	293866 208

1.	Name(s) of Reporting Persons:	Richard Genovese
	I.R.S. Identification Nos. of above persons:	N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	______ (a)
______ (b)

3.	SEC Use Only

4.	Source of Funds:	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)	N/A

6.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

Sole Voting Power: 24,487,041 common shares with 16,340,000 share purchase warrants

As at	Transaction	No. of Securities Owned
May 6, 2011	Opening balance as at date of last Schedule filed	16,446,148 common shares with 16,340,000 warrants
October 4, 2011	Acquired 87,500 common shares	16,533,648 common shares with 16,340,000 warrants
October 10, 2011	Acquired 5,000 common shares	16,538,648 common shares with 16,340,000 warrants
October 24, 2011	Acquired 60 common shares	16,538,708 common shares with 16,340,000 warrants
November 22, 2011	Acquired 7,933,333 common shares (1)	24,472,041 common shares with 16,340,000 warrants
November 28, 2011	Sold 6,500,000 common shares	17,972,041 common shares with 16,340,000 warrants
November 28, 2011	Acquired 6,500,000 common shares (1)	24,472,041 common shares with 16,340,000 warrants
January 18, 2012	Acquired 5,000 common shares	24,477,041 common shares with 16,340,000 warrants
January 19, 2012	Acquired 10,000 common shares	24,487,041 common shares with 16,340,000 warrants

(1)	These shares are owned indirectly by the Reporting Person, as Principal of Clayoquot Wilderness Resort, the registered holder of the common shares.

8.	Shared Voting Power:	0

9.	Sole Dispositive Power: 24,487,041 common shares and 16,340,000 share purchase warrants

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by the Reporting Person
24,487,041 common shares and 16,340,000 share purchase warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 49.71% on a fully diluted basis.

14.	Type of Reporting Person:	IN

Item 1.              Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of EN2GO International, Inc. a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 1812 W. Burbank Blvd. Suite 644, Burbank, California, 91506.

Item 2.              Identity and Background

(a)	This statement is filed by Richard Genovese; (the “Reporting Person”).

(b)	Residence or Business address: 6249 McCleery Street, Vancouver, BC, V6N 1G3.

(c)	Present Principal Occupation or Employment: President and Director of Connect Capital Ltd.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.              Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person beneficially owns 24,487,041 common shares and 16,340,000 share purchase warrants.

On November 22, 2011 the Reporting Person acquired 7,933,333 common shares from the Issuer, held indirectly, as a Principal of Clayoquot Wilderness Resort Ltd., the registered holder of the common shares of the Issuer.  The common shares were purchased by Clayoquot Wilderness Resort at a purchase price of $0.075 per share and were paid out of Clayoquot Wilderness Resort’s working capital.

On January 18, 2012 the Reporting Person acquired 5,000 common shares in a private transaction in the open market.  The shares were purchased with the Reporting Person’s personal funds at $0.20 per common share.

On January 19, 2012 the Reporting Person acquired 10,000 common shares in a private transaction in the open market.  The shares were purchased with the Reporting Person’s personal funds at $0.25 per common share.

Item 4.              Purpose of Transaction

On November 22, 2011 the Reporting Person acquired 7,933,333 common shares from the Issuer. The common shares were acquired for investment purposes only.

On January 18, 2012 the Reporting Person acquired 5,000 common shares in a private transaction in the open market.  The common shares were acquired for investment purposes only.

On January 19, 2012 the Reporting Person acquired 10,000 common shares in a private transaction in the open market.  The common shares were acquired for investment purposes only.

Item 5.              Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns 24,487,041 common shares and 16,340,000 share purchase warrants that can be exercised within the next sixty days into 16,340,000 shares of the Issuer’s common stock, representing 49.71% of the Issuer’s total issued and outstanding securities on a fully diluted basis.

(b)
The Reporting Person has sole voting power to the 24,487,041 common shares and the 16,340,000 share purchase warrants.  The Reporting Person has sole dispositive power to the 24,487,041 common shares and 16,340,000 warrants.

(c)
During the past sixty days, or since the most recent filing on Schedule 13D, the Reporting Person has not engaged in any transactions relating to the Company’s securities that are not reported in Item 4 above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.              Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/	RICHARD GENOVESE
Richard Genovese

Dated:    January 20, 2012